UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GigaCloud Technology Inc

(Name of Issuer)

Class A Ordinary Shares, par value US$0.05 per share

(Title of Class of Securities)

G38644 103

(CUSIP Number)

June 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G38644 103	SCHEDULE 13G/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON.
Lianya Pan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-1,560,284-

	6.	SHARED VOTING POWER	-0-

	7.	SOLE DISPOSITIVE POWER	-1,560,284-

	8.	SHARED DISPOSITIVE POWER	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,560,284

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.74%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. G38644 103	SCHEDULE 13G/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSON.
FireDragon Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-1,545,284-

	6.	SHARED VOTING POWER	-0-

	7.	SOLE DISPOSITIVE POWER	-1,545,284-

	8.	SHARED DISPOSITIVE POWER	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,545,284

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.70%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. G38644 103	SCHEDULE 13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

GigaCloud Technology Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4388 Shirley Avenue, El Monte, CA 91731, USA

Item 2(a).	Name of Person Filing:

Lianya Pan

FireDragon Holdings Inc.

Item 2(b).	Address or Principal Business Office:

Lianya Pan’s principal business office is 19719 Prospect Place, Walnut, CA 91789.

The registered address of FireDragon Holdings Inc. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship:

Lianya Pan – United States of America

FireDragon Holdings Inc. – British Virgin Islands

Item 2(d).	Title Class of Securities:

Class A ordinary shares, par value US$0.05 per share (“Class A Ordinary Shares”)

Item 2(e).	CUSIP Number:

G38644 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP NO. G38644 103	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 4.	Ownership

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares as of June 30, 2024, based upon 32,913,383 Class A Ordinary Shares outstanding as of April 23, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

	Number of shares as to which the person has:
Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lianya Pan	1,560,284	4.74%	1,560,284	0	1,560,284	0
FireDragon Holdings Inc.	1,545,284	4.70%	1,545,284	0	1,545,284	0

As of June 30, 2024, FireDragon Holdings, Inc. held a total of 1,545,284 Class A Ordinary Shares. FireDragon Holdings Inc. is wholly owned by Lianya Pan.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. G38644 103	SCHEDULE 13G/A	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 1, 2024

/s/ Lianya Pan
Name:	Lianya Pan

FireDragon Holdings Inc.

/s/ Lianya Pan
Name:	Lianya Pan
Title:	Sole Director

CUSIP NO. G38644 103	SCHEDULE 13G/A	Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value US$0.05 per share, of GigaCloud Technology Inc, a Cayman Islands exempted company with limited liability, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 1, 2024.

/s/ Lianya Pan
Name:	Lianya Pan

FireDragon Holdings Inc.

/s/ Lianya Pan
Name:	Lianya Pan
Title:	Sole Director

[Signature Page to 13G Joint Filing Agreement]